Exhibit 99.a

Central GoldTrust

Wednesday October 29, 2008

Central GoldTrust (symbol: TSX - GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Alternext (formerly AMEX) - GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the nine months ended September 30, 2008.

CENTRAL GOLDTRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	September 30,	December 31,
	2008	2007
Net assets:
Gold at market	$138,648,913	123,546,031
Cash	84,784	58,249
Interest-bearing cash deposits	3,255,825	2,347,380
Prepaid expenses & other	27,408	27,563
	142,016,930	125,979,223
Accrued liabilities	(119,270)	(124,642)
Net assets representing Unitholders’ equity	$141,897,660	125,854,581
Represented by:
Capital Units issued: 4,279,500 (2007: 3,992,500)	$76,279,600	66,286,977
Retained earnings inclusive of
unrealized appreciation of holdings	65,618,060	59,567,604
	$141,897,660	125,854,581

Net asset value per Unit	$33.16	31.52

Net asset value per Unit
expressed in Canadian dollars	$35.14	31.15
Exchange rate: U.S. $1.00 = Cdn.	$1.0599	0.9881

Net assets increased by $16,043,079 or 12.7%, during the nine month period to a total of $141,897,660. The increase in net assets was attributable to the increased market price of gold during the period and the net proceeds of $9,992,623 from the public offering completed on February 12, 2008.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2008	2007	2008	2007
Income (Loss):
Interest	$70,232	71,548	$20,308	28,351
Unrealized appreciation (depreciation) of holdings	6,666,060	15,187,385	(7,193,692)	13,706,140
	6,736,292	15,258,933	(7,173,384)	13,734,491
Expenses:
Administration fees	314,916	227,241	102,979	82,240
Safekeeping, insurance and bank charges	100,424	67,710	32,946	24,998
Auditors’ fees	87,450	27,593	14,864	9,243
Legal fees	67,151	39,001	14,694	11,765
Regulatory filing fees	35,122	24,672	468	2,035
Trustees’ fees and expenses	33,251	32,607	12,524	11,354
Unitholder information	18,929	15,241	2,827	3,292
Stock exchange fees	15,724	12,017	5,241	4,005
Registrar and transfer agent fees	11,212	10,311	3,589	3,369
Miscellaneous	528	758	40	19
Foreign currency exchange (gain) loss	1,129	823	(860)	14
Total expenses	685,836	457,974	189,312	152,334
Net income (loss)
inclusive of unrealized appreciation (depreciation) of holdings	$6,050,456	14,800,959	$(7,362,696)	$13,582,157
Net income (loss) per Unit
inclusive of unrealized appreciation (depreciation) of holdings	$1.43	3.88	$(1.72)	3.40

Net loss for the three months ended September 30, 2008 was $7.4 million compared to net income of $13.6 million for the comparative period in 2007. Net income for the nine months ended September 30, 2008 was $6,050,456 ($1.43 per unit) compared to $14,800,959 ($3.88 per unit) for the same period in 2007, after deducting expenses of $685,836 (2007: $457,974). Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory, filing and auditors fees. Audit and legal fees increased significantly as a result of costs incurred to comply with Sarbanes Oxley (SOX) 404 requirements and to amend GoldTrust’s Declaration of Trust.

Virtually all of the net income for the nine month period is represented by the unrealized appreciation of holdings, which is not distributable income.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.47% for the nine months ended September 30, 2008 compared to 0.48% for the same period in 2007. For the twelve months ended September 30, 2008, this expense ratio was 0.61% compared to 0.64% for the twelve months ended September 30, 2007.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At September 30, 2008, the units of Central GoldTrust were 97.7% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Alternext US (formerly the American Stock Exchange).

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).